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EXHIBIT 23.1

Consent of Independent Registered Public Accounting Firm

        We consent to the reference to our firm under the caption "Experts" in Amendment 1 to the Registration Statement (Form S-4) and related Prospectus of SM Energy Company for the offer to exchange all outstanding 5% senior notes due 2024, and to the incorporation by reference therein of our reports dated February 19, 2014, with respect to the consolidated financial statements of SM Energy Company and subsidiaries as of December 31, 2013 and for the year then ended and the effectiveness of internal control over financial reporting of SM Energy Company and subsidiaries as of December 31, 2013, included in its Annual Report (Form 10-K) for the year ended December 31, 2013, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

Denver, Colorado
May 9, 2014

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  EXHIBIT 23.1